

October 30, 2009

Via Facsimile and U.S. Mail

Bernard L. Birkel
Corporate Secretary
MAXXAM Inc.
1330 Post Oak Boulevard, Suite 2000
Houston, TX 77056-3058

>   **Re: MAXXAM Inc.**
>   **Amendment No. 3 to Schedule 13E-3 filed October 16, 2009 by Maxxam,**
>   **Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc.,**
>   **Hurwitz Investment Partnership, L.P., Hurwitz Family Foundation, and**
>   **Shawn M. Hurwitz**
>   **File No. 005-02917**
>
>   **Amended Preliminary Schedule 14A filed October 16, 2009**
>   **File No. 001-03924**

Dear Mr. Birkel:

        We have received your response to our comment letter to you dated October 14, 2009 and have the following additional comments. Please note that the page numbers cited below correspond to the marked copy that you provided to the Staff.

Purpose of the Reverse Stock Split, page 10

1.   The statement in the second sentence that the Company has explored alternative ways to increase cash such as through asset sales appears inconsistent with the new disclosure on page 23 that a sale of a line of business was not of interest to the controlling stockholder group. Please revise for consistency.

Exhibit A, page A-1

2.   We note that you selected WoodRock because it is "continuously" engaged in preparing financial services and fairness opinions, etc. Please revise, here and in your document, to describe WoodRock's experience specifically with respect to preparing fairness opinions in connection with going private transactions.

3.   We note that you state on page A-7 that any potential for liquidity impairment would not outweigh the net benefits of the transaction to the continuing shareholders. Please revise here, and in your document, to provide the basis for this conclusion.

****

As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure document in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

You may contact Chanda DeLong at (202) 551-3490, Staff Attorney, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 or me at (202) 551-3755 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Geoffrey K. Walker
        via facsimile: (713) 238-7433